Exhibit 99.1

Toronto, August 5, 2026

Triple Flag Announces Strong Q2 2026 Results and Increases Quarterly Dividend for the 5th Consecutive Year

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced strong results for the second quarter of 2026 and declared a dividend of US$0.06 per common share to be paid on September 15, 2026. Unless otherwise indicated, all amounts are expressed in US dollars.

“Triple Flag Precious Metals was founded just over ten years ago in May 2016. I am immensely pleased with the quality of the business that we have built, starting with the Cerro Lindo silver stream which remains a cornerstone of our portfolio a decade later, and most recently our investment of $440 million for a 5.5% gold stream on the Ravenswood Mine, adding immediate cash flow from one of Australia’s largest mines. Over the past 10 years, we have developed a portfolio of 242 streams and royalties that delivers compounding cash flow per share and NAV per share for the benefit of our shareholders. Our Board has approved our fifth consecutive annual dividend increase, continuing our track record of increasing our dividend every year since our 2021 IPO,” commented Sheldon Vanderkooy, CEO.

“In the first six months of 2026, we have announced $550 million in accretive transactions located in Australia and the United States, increased our 2026 guidance to 100,000 to 110,000 GEOs, realized record GEOs and cash flow, repurchased $20 million of shares in the open market and received positive project updates from future cornerstone assets such as Hope Bay (Agnico Eagle), Arthur (AngloGold Ashanti) and Koné (Montage Gold). With over $1 billion of available liquidity and a recently increased 2030 outlook of 150,000 to 160,000 GEOs, Triple Flag enters its second decade with more organic growth than at any point in our history.”

Q2 2026 Financial Highlights

	Q2 2026	Q2 2025
Revenue	$129.2 million	$94.1 million
Gold Equivalent Ounces (“GEOs”)[1]	28,674	28,682
Net Earnings (per share)	$156.3 million ($0.76)	$55.7 million ($0.28)
Adjusted Net Earnings[2] (per share)	$80.4 million ($0.39)	$47.9 million ($0.24)
Operating Cash Flow	$111.2 million	$76.1 million
Operating Cash Flow per Share	$0.54	$0.38
Adjusted EBITDA[3]	$117.2 million	$76.2 million
Asset Margin[4]	94%	92%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended June 30
	2026	2025
GEOs[1]
Gold	18,181	19,309
Silver	9,846	9,304
Copper and other	647	69
Total	28,674	28,682

Revenue ($ thousands)
Gold	81,928	63,333
Silver	44,371	30,520
Copper and other	2,912	234
Total	129,211	94,087

Corporate Updates

•	2026 GEOs Guidance and 2030 Outlook: Triple Flag expects to achieve sales between the midpoint and high end of its recently increased guidance for 2026 of 100,000 to 110,000 GEOs.

We now expect depletion expense in 2026 to range from $70 million to $80 million (from $65 million to $75 million), consistent with the increased GEOs guidance. Actual depletion expense in the first half of 2026 was $36.5 million.

Our 2030 outlook was recently increased to 150,000 to 160,000 GEOs.

•	Quarterly Dividend Increased for the 5th Consecutive Year: Triple Flag’s Board of Directors approved the declaration of a quarterly cash dividend of $0.06 per common share that will be paid on September 15, 2026, to shareholders of record at the close of business on August 31, 2026.

Triple Flag’s forward annualized dividend is now US$0.24 per common share, a one cent increase from the previous annualized dividend of US$0.23 per common share. This represents the Company’s fifth consecutive annual increase of the quarterly dividend since its May 2021 initial public offering.

•	$20 Million of Shares Repurchased in Q2 2026: Triple Flag renewed its normal course issuer bid (“NCIB”) during the fourth quarter of 2025 in accordance with a disciplined capital allocation strategy focused on balance sheet management, returns to shareholders and accretive growth opportunities. During the period from November 17, 2025, to November 16, 2026, Triple Flag is authorized to purchase up to 10,328,075 of its common shares (representing 5% of the Company’s issued and outstanding common shares at the time of the NCIB renewal).

In the second quarter of 2026, Triple Flag bought back 609,100 shares in the open market for $20 million.

•	Acquisition of $440 Million Gold Stream on the Ravenswood Gold Mine: On June 25, 2026, Triple Flag announced that its wholly owned subsidiary, Triple Flag International Ltd. (“Triple Flag International”), completed the acquisition of a 5.5% gold stream on the Ravenswood Gold Mine in Queensland, Australia with a 10% ongoing payment.

The Ravenswood stream adds immediate cash flow from a large-scale, long-life operation located in a top-tier mining jurisdiction and is underpinned by two years of target gold deliveries. Ravenswood is one of the 10 largest gold mines in Australia by ore reserves, with a long history of continuous operation and historical production of more than 4 million ounces of gold. The operators have extensive global mining experience and have invested over A$830 million into the growth and future of the asset, which is expected to produce more than 200 thousand ounces of gold per annum at steady state. In-pit and near-mine exploration upside also presents a significant opportunity to extend the mine life at Ravenswood across a large and prospective 1,800 km2 land package.

The first monthly delivery under the Ravenswood gold stream was received in July 2026.

Please refer to the June 12, 2026, press release on our website, Triple Flag Announces US$440 Million Gold Stream on the Ravenswood Gold Mine and Increases 2030 Outlook, for further details on the recent transaction.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q2 2026 were 5,337 GEOs.

Gold production from the E48 sub-level cave is continuing its ramp up through 2026.

Development of the E22 block cave is ongoing following the completion of the first cut in the first quarter of 2026, with surface works underway to enable twin access between the E48 and E22 orebodies, which will optimize access, ventilation and materials handling. Evolution Mining Limited ("Evolution") continues to expect initial production from the E22 block cave by the end of its fiscal year 2030.

The study on the 10.0 million tonnes per annum (“Mtpa”) mill expansion at Northparkes is on track for completion by the end of Evolution’s fiscal year ending in June 2027. This study will also contemplate the mining of deposits such as MJH, Major Tom, E51, GRP, E48 Lift 2 and E26 Lift 3. The completion of this study is expected to drive reserve and resource growth at Northparkes.

As previously announced, Triple Flag will invest $84.3 million in the fourth quarter of 2026 for the development of the gold-dominant E44 deposit at Northparkes. As E44 was previously not included in the life-of-mine plan, this investment has unlocked significant incremental value for Triple Flag’s shareholders and is underpinned by guaranteed minimum deliveries of 45,052 ounces of gold and 446,200 ounces of silver over the 2030 to 2037 period. A study on the development of E44 is expected to be completed by the end of June 2027.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q2 2026 equated to 1,031 GEOs.

Westgold Resources Limited (“Westgold”) continues to advance the expansion project to achieve consistent underground mining rates at Beta Hunt of 2.0 Mtpa. The current mining rate is approximately 1.7 Mtpa. Following the installation of a new ventilation system, Westgold expects the 2.0 Mtpa target to be achieved by the end of calendar 2026.

Following the declaration of a maiden resource for the Fletcher Zone in 2025, which effectively doubled the previous Beta Hunt resource, substantial exploration and definition drilling to determine its potential scale is ongoing before its integration into a life-of-mine plan. The Fletcher Zone is a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine and is located 50 meters to the west. The Fletcher Zone is within Triple Flag’s royalty coverage area. The Western Flanks deposit is currently the primary source of gold ore for Beta Hunt. The maiden resource remains open at depth and represents exploration drilling from only approximately half of the known strike length.

In March 2026, Westgold approved an expansion of the Higginsville mill to a nameplate capacity of 2.6 Mtpa (from 1.6 Mtpa), which is expected to be completed during its fiscal year 2028. Notably, Westgold has assumed that the main Beta Hunt operation will provide 2.0 Mtpa of feed to Higginsville, with the remaining balance from the Fletcher Zone during Westgold’s fiscal year 2029. The 2.6 Mtpa expansion flowsheet has been engineered to support future potential growth to 4.0 Mtpa.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q2 2026 equated to 711 GEOs. In February 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) released a three-year outlook for Fosterville. The operator expects Fosterville to produce between 140 to 160 thousand ounces of gold in each of 2026 and 2027. Notably, annual production is expected to further increase to a new steady-state of 160 to 190 thousand ounces in 2028 and remain at that level through the early 2030s, following the completion of mining and processing initiatives that will drive a 65% boost in throughput to 3,300 tpd in 2028.

During the second quarter of 2026, Agnico Eagle reported that work is ongoing to upgrade the grinding circuit at Fosterville, including the installation of a new BIOX tank.

Latin America:

•	Cerro Lindo (25% silver stream): Sales from Cerro Lindo in Q2 2026 were 4,890 GEOs.

The Cerro Lindo silver stream was Triple Flag’s first investment in 2016. Under the stream agreement with Nexa Resources S.A., we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered, and 25% thereafter. The 19.5 million silver ounce delivery threshold was reached in April 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q2 2026 were 2,245 GEOs.

Zijin Gold International Company Limited (“Zijin Gold”) continues to expect throughput at Buriticá to ramp up to 5,000 tpd in 2028 – a material increase from current throughput of 4,000 tpd and Triple Flag’s initial investment base case of 3,000 tpd. Zijin Gold expects 2026 gold production at Buriticá of 9.2 tonnes (approximately 300 thousand ounces of gold).

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q2 2026 equated to 514 GEOs.

In May 2026, Orla Mining Ltd. (“Orla”) and Equinox Gold Corp. (“Equinox”) announced an at-market, all-share merger. The combination closed in July 2026.

In June 2026, Orla reiterated its 2026 production guidance for Camino Rojo of 110 to 120 thousand ounces of gold following an illegal work stoppage. This stoppage was related to bonus negotiations, which concluded with an approved agreement in late June.

•	Arcata (5% silver and gold streams): Sales from Arcata in Q2 2026 were 223 GEOs. The Arcata silver and gold mine in Peru was re-started during the fourth quarter of 2025, in line with operator guidance.

Sierra Sun Precious Metals S.A.C., the operator, intends to restart Arcata in multiple phases for a ramp-up to steady state throughput of 2,500 tpd. The development of Arcata continues to progress well, with dewatering ongoing to deliver higher mining rates from the underground. Triple Flag continues to expect GEOs from Arcata to rise over the course of this ongoing ramp-up to approximately 5 to 6 thousand GEOs per year by 2028.

•	Tres Quebradas (0.5% GR lithium royalty): Royalties from Tres Quebradas in Q2 2026 equated to 222 GEOs.

In July 2026, the Government of Argentina announced the approval of the Phase 2 expansion at the Tres Quebradas lithium salar brine asset under the country's Incentive Regime for Large Investments ("RIGI"). The operator, Zijin Mining Group Co., Ltd. ("Zijin Mining"), has committed $709 million of capital for the expansion. Phase 2 will increase nameplate annual production capacity at Tres Quebradas by 40,000 tonnes of lithium carbonate equivalent ("LCE"), to a total capacity of 60,000 to 80,000 tonnes of LCE per year.

The approval of the Phase 2 expansion represents significant upside, as this growth potential was not previously underwritten in Triple Flag’s investment case for this asset. We now expect steady-state GEOs from Phase 2 of Tres Quebradas to commence in the early 2030s.

•	Minera Florida (0.8 to 1.5% NSR gold royalty): Royalties from Minera Florida in Q2 2026 equated to 107 GEOs. Pan American Silver Corp.’s 2026 production guidance for Minera Florida is 66 to 71 thousand ounces of gold and 0.25 million ounces of silver.

•	Era Dorada (1.0% NSR gold and silver royalty): In July 2026, Aura Minerals Inc. (“Aura”) announced that the Era Dorada underground gold project in Guatemala is now in full construction, following the approval of the project’s development by its Board of Directors in April. Over a nearly 17-year mine life, Era Dorada is designed to produce 104 thousand ounces of gold per year. Aura expects Era Dorada to commence operations in the first half of 2028.

•	Ana Paula (2.0% NSR gold and silver royalty): In June 2026, Heliostar Metals Ltd. (“Heliostar”) announced additional high-grade drill results from its 100%-owned Ana Paula project in Guerrero, Mexico. Highlight intercepts include 99.8 meters grading 10.9 g/t Au and 37 meters grading 6.95 g/t Au, supporting the conversion of Inferred resources ahead of a feasibility study targeted for the second quarter of 2027. The current Measured & Indicated resource grade at Ana Paula is 5.40 g/t Aui.

Next steps for Ana Paula include a permit amendment submission (previously permitted as an open pit), continued technical work to support the upcoming feasibility study, and project financing discussions. First gold production is targeted for late 2028. Heliostar expects to finance the construction of Ana Paula from the free cash flow generated by its two operating mines (La Colorada and San Agustin) alongside a project financing facility.

North America:

•	Johnson Camp Mine (3.5% to 16.5% copper stream on oxide material and 3.0% GR copper royalty): Sales and royalties from Johnson Camp Mine (“JCM”) in Q2 2026 were 424 GEOs.

In May 2026, Gunnison Copper Corp. (“Gunnison Copper”) reported first quarter production of 2.1 million pounds of copper cathode at JCM, processed from run-of-mine oxide material as well as bioleaching of sulphide material under the Rio Tinto Nuton process.

Gunnison Copper continues to advance the ramp-up of JCM to annual nameplate capacity of 25 million pounds of copper cathode by the end of 2026.

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q2 2026 equated to 379 GEOs.

In June 2026, Alamos Gold Inc. ("Alamos") reported that Young-Davidson experienced two seismic events, one of which occurred at an active mining front. Damaged infrastructure temporarily limited access to higher-grade stopes that had been scheduled for mining in the second quarter and second half of 2026. Alamos expects underground mining rates at Young-Davidson to average approximately 5,000 tonnes per day for the remainder of the year, with mining sequence optimization and additional ground support planned for the second half of 2026 to support higher mining rates beyond 2026.

In July 2026, Alamos released updated 2026 gold production guidance for Young-Davidson of 100 to 115 thousand ounces. Three-year guidance is expected to be released in early 2027.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q2 2026 equated to 405 GEOs.

In June 2026, Integra Resources Corp. ("Integra") released an updated life of mine plan for Florida Canyon, which delivered a 74% increase in Proven and Probable gold reserves. Average annual gold production has increased by 17% to approximately 82,000 ounces per year, with a reserve life now ending in 2033. The technical report also assumes an additional two years of residual leaching, including gold production of over 20,000 ounces in 2034 and approximately 7,500 ounces in 2035.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q2 2026 equated to 282 GEOs. Coeur Mining, Inc.’s 2026 production guidance for Kensington is 98 to 110 thousand ounces of gold.

•	Eagle River Complex (0.5% NSR gold royalty): Royalties from Eagle River in Q2 2026 equated to 136 GEOs. In June 2026, Wesdome Gold Mines Ltd. ("Wesdome") announced updated mineral reserves and resources, including reserve growth of 39% at Eagle River. This update further extended Eagle River’s reserve life to 2033.

Separately in June 2026, Wesdome reiterated guidance for Eagle River of 105 to 115 thousand ounces of gold in 2026 and introduced guidance of 100 to 120 thousand ounces in each of 2027 and 2028.

•	Queensway (0.2% to 0.5% NSR gold royalty): The Queensway open pit and underground gold project is located in Newfoundland, Canada, and is operated by New Found Gold Corp. (“New Found”).

Following the completion of a C$220 million equity and debt financing package in April 2026, construction of open pit operations at Queensway (“Phase 1”) is fully funded to production. Subject to the receipt of permits, New Found continues to target first gold pour from Queensway by the end of 2027. Phase 1 is expected to produce approximately 69,000 ounces of gold per year over four years based on a July 2025 preliminary economic assessment (“PEA”).

Open pit ore from Queensway is expected to be processed at the Pine Cove mill, located 270 kilometers away by road. Conversion of Pine Cove to a 1,400 tpd gravity-CIL circuit is ongoing.

•	Hope Bay (1.0% NSR gold royalty): In May 2026, Agnico Eagle announced a positive investment decision for the redevelopment of the Hope Bay underground gold project in Nunavut following the completion of a PEA. Based on a 6,000 tpd processing facility, Hope Bay is expected to produce between 400 and 435 thousand ounces of gold per year over an initial 11-year mine life, with production commencing in 2030 from the Patch 7, Doris and Madrid mining fronts.

Notably, the PEA mine plan only incorporates approximately 55% of current Measured and Indicated resources and approximately 48% of Inferred resources at Hope Bay, providing significant upside potential across the 80-kilometer greenstone belt from Doris to Boston.

Exploration is ongoing, with Agnico Eagle planning to drill over 700,000 meters of surface and underground drilling and test more than 90 regional targets over the next five years. During the second quarter of 2026, exploration focused on conversion drilling, which is expected to positively contribute to a pre-feasibility study expected to be completed at year-end 2026. Highlight assays include 18.5 g/t Au over 11.3 meters and 13.7 g/t Au over 15.4 meters at Patch 7.

Separately, Agnico Eagle commenced its first drill program at the Boston deposit since acquiring Hope Bay in 2021. Boston was not included in the May 2026 PEA and is located 50 kilometers south of Madrid.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): As a FAST-41 Covered Project in accordance with the National Environmental Policy Act (“NEPA”), a Notice of Intent was published for the DeLamar gold and silver heap leach project in Idaho in May 2026 to commence the federal permitting process. A Record of Decision for DeLamar now remains on track for publication in the third quarter of 2027. Integra expects project financing to be completed for DeLamar in 2027, with construction commencing in the third quarter of 2028.

Further upside at DeLamar exists from the large sulphide resource currently not included in the 2025 feasibility study, as well as near-mine expansion opportunities.

•	Converse (5.0% NSR gold and silver royalty, partial coverage): In April 2026, Roxmore Resources Inc. (“Roxmore”) released a PEA for its Converse heap leach gold project in Nevada, located on the Battle Mountain – Eureka trend. Over a 14-year mine life, Converse is designed to produce 246 thousand ounces of gold per annum. Converse is near SSR Mining Inc.’s producing Marigold heap leach mine.

To support a pre-feasibility study currently scheduled to be completed in the second half of 2027, a 30,000-meter infill and extension drilling program targeting both resource conversion and growth is ongoing.

•	Tamarack (1.71% NSR nickel, copper and cobalt royalty): In July 2026, Talon Metals Corp. (“Talon”) announced that the Minnesota Department of Natural Resources has released scoping documents for public comment as part of the Environmental Impact Statement ("EIS") process for the Tamarack underground project. This represents a significant milestone in the state-led environmental review process to ensure alignment across all stakeholders before a Final Scoping Decision is issued for Tamarack.

A feasibility study for Tamarack is expected to be completed in the second half of 2026.

•	Gunnison Copper Project (3.5% to 16.5% copper stream on oxide material and 3.0% GR copper royalty): In February 2026, an updated preliminary economic assessment (“PEA”) was released for the Gunnison copper project based on a conventional open-pit, heap leach operation producing copper cathode. Over a 21-year mine life, the project is designed to produce 152 million pounds of copper per annum.

Next steps include the delivery of a pre-feasibility study and the receipt of all key permits under a state-led process, which are expected to be completed in the first half of 2028. Subject to the completion of project financing, the operator expects first copper production in 2032.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q2 2026 were 2,322 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 631 GEOs and 464 GEOs in Q2 2026, respectively. Sales from our stream interest in Bonikro equated to 1,021 GEOs in Q2 2026.

In June 2026, Allied Gold Corporation ("Allied") released an updated life-of-mine plan for Bonikro, which has integrated mining from satellite deposits such as Oumé and Hiré. Bonikro’s reserve mine life now extends to 2036 with average annual production of over 120,000 ounces of gold per year. Studies are also underway to increase Bonikro milling capacity to 3.0 to 3.2 Mtpa to increase processing flexibility and support ongoing exploration success.

Separately, Allied disclosed in July 2026 that mineral reserves at Agbaou are expected to increase by more than 60% from year-end 2025, with the reserve mine life extended to 2030.

Allied's strategic target for its Côte d'Ivoire complex is 200 thousand ounces of gold per year with a reserve mine life of at least ten years.

In July 2026, the previously announced arrangement between Allied and Zijin Gold was terminated. Instead, Zijin Gold has agreed to invest $295 million into Allied for an approximately 9% interest in the company.

•	Koné (2.0% NSR gold royalty, partial coverage): In June 2026, Montage Gold Corp. (“Montage”) maintained previously announced timelines for Koné of production in late 2026 through the oxide circuit, with the hard rock comminution circuit to be commissioned in the second quarter of 2027. Recent development updates include the successful installation of all major mill components, oxide sizer completion, and advancement of civil works on the hard-rock comminution circuit. Construction remains on budget.

In June 2026, Montage announced new high-grade satellite deposits at Koné, including a maiden resource for the Petit Yao discovery, which is located 7 kilometers away from the processing plant and within the existing mining license. Current Measured and Indicated resources at Petit Yao total 2.1 million tonnes at 1.51 g/t Au containing 102 thousand ounces of gold, with Inferred resources of 9.5 million tonnes at 1.28 g/t Au containing 391 thousand ounces of goldii. The deposit remains open to the northwest and southeast, and at depth.

Together with the main Koné deposit, Petit Yao is located within Triple Flag's royalty area of interest.

•	Prieska (0.8% GR copper, zinc, gold and silver royalty): In February 2026, Orion Minerals Limited announced that it has signed a binding agreement with Glencore plc for concentrate offtake financing of $250 million for the fully permitted Prieska copper-zinc project in South Africa. Development of Prieska is currently based on a two-phase development approach, including the mining of a near-surface supergene sulphide zone to be accessed from an existing decline, referred to as the Uppers Phase, followed by a second phase of deeper mining that leverages an existing mine shaft, referred to as the Deeps Phase. Collectively, the two phases are designed to produce total metal-in-concentrate of 213 thousand tonnes of copper and 611 thousand tonnes of zinc over a 13-year mine life. Using the first tranche of the Glencore offtake financing, Orion expects to commence construction of the Uppers Phase in the second half of 2026, with production starting in 2027.

Triple Flag has the right, but not the obligation, to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during various stages of development. Among other events, this is conditional upon South African regulatory approvals, the mine development for the Deeps Phase being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction.

•	Enchi (2.0% NSR gold royalty, with 1.0% buydown for $3.5 million): In June 2026, Newcore Gold Ltd. (“Newcore”) released a pre-feasibility study for its Enchi open pit gold project in Ghana. Asante Gold Corporation’s Chirano gold mine is located 50 kilometers north of Enchi.

Based on a conventional open pit operation with a 5.5 Mtpa mill, Enchi is designed to produce an average of approximately 104,000 ounces of gold per year over a nine-year mine life. Four rigs continue to turn at Enchi, focused on expanding mineralization at depth.

•	ATO (Fixed Deliveries): Sales from ATO in Q2 2026 were 3,938 GEOs.

On June 11, 2026, Triple Flag announced an agreement with Steppe Gold Ltd. ("Steppe Gold") that resolved all outstanding defaults under the ATO streaming and gold prepay agreements. Steppe Gold delivered all gold and silver stream obligations in arrears and all gold prepay ounces in arrears. The amended stream agreement provides for fixed cumulative deliveries totaling 34,770 ounces of gold, with no ongoing payments, over the period from Q3 2026 through Q4 2036, followed thereafter by deliveries equal to 1.5% of the prior quarter's gold production from the ATO mine, subject to a 500-ounce quarterly cap.

Obligations under the settlement agreement remain secured by the ATO mine and remain subject to a parent guarantee by Steppe Gold. As part of the settlement agreement, Steppe Gold’s wholly owned subsidiary Boroo Gold LLC has provided an additional corporate guarantee of the fixed cumulative deliveries. Boroo Gold LLC owns and operates the Boroo and Ulaanbulag open-pit gold mines in Mongolia.

Please refer to the June 11, 2026, press release on our website, Triple Flag Increases 2026 GEOs Guidance and Announces Steppe Gold Agreement, for further details.

Conference Call Details

A conference call and live webcast presentation will be held on August 6, 2026, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/956982780
Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key
Replay (Until August 20):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals Corp.

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 242 assets, consisting of 17 streams and 225 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 36 producing mines and 206 development and exploration stage projects and other assets. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Elfie Kent, Camarco

Tel: +44 (0) 20 3757 4980

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company; developments, outlook, upside and growth potential in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics; the payment of a dividend by the Company; the conduct of the conference call to discuss the financial results for the second quarter of 2026; our assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs and other guidance); and expectations with respect to the completion and timing of any report, guidance, study or other disclosure to be made by the operators of the mines, projects or properties that underlie the Company’s interests. Our assessments of and expectations for future periods described in this news release, including our future financial outlook and anticipated events or results, business, financial position, business strategy, growth plans, strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives, are considered forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions considering our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream, royalty or other similar interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied.

Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information.

Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk Factors” in our annual information form, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. For clarity, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and Inferred Resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

	Three months ended June 30,
($ thousands, except average gold price and GEOs information)	2026	2025
Revenue	129,211	94,087
Average gold price per ounce	4,506	3,280
GEOs	28,674	28,682

GEOs are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period.

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposal of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	other non-recurring charges; and

•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, and other non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded by reconciling the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. This measure is not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended June 30,
($ thousands, except share and per share information)	2026	2025
Net earnings	$156,300	$55,736
Impairment reversal	-	(2,500)
Gain on disposal of mineral interests[1]	(79,459)	-
Foreign currency translation loss	186	64
Decrease (increase) in fair value of investments, prepaid gold interests and other	6,071	(6,916)
Income tax effect	(2,658)	1,551
Adjusted net earnings	$80,440	$47,935
Weighted average shares outstanding – basic	206,295,928	200,834,984
Net earnings per share	$0.76	$0.28
Adjusted net earnings per share	$0.39	$0.24

1.	As a result of the settlement agreement with Steppe, the original stream was derecognized and a corresponding financial asset of $96.4 million was recognized

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;

•	finance costs, net;

•	depletion and amortization;

•	impairment charges, write-downs, and reversals, including expected credit losses;

•	gain/loss on sale or disposal of assets/mineral interests;

•	foreign currency translation gains/losses;

•	increase/decrease in fair value of investments, prepaid gold interests and other;

•	non-cash cost of sales related to prepaid gold interests and other; and

•	other non-recurring charges.

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposal of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments, prepaid gold interests and other, non-cash cost of sales related to prepaid gold interests and other and other non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended June 30,
($ thousands)	2026	2025
Net earnings	$156,300	$55,736
Finance costs, net	110	901
Income tax expense	1,090	4,584
Depletion and amortization	16,402	20,761
Impairment reversal	-	(2,500)
Non-cash cost of sales related to prepaid gold interests and other	16,484	3,536
Gain on disposal of mineral interests	(79,459)	-
Foreign currency translation loss	186	64
Decrease (increase) in fair value of investments, prepaid gold interests and other	6,071	(6,916)
Adjusted EBITDA	$117,184	$76,166

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended June 30,
($ thousands except Gross profit margin and Asset margin)	2026	2025
Revenue	$129,211	$94,087
Less: Cost of sales	(40,965)	(31,751)
Gross profit	88,246	62,336
Gross profit margin	68%	66%
Gross profit	$88,246	$62,336
Add: Depletion	16,335	20,677
Add: Non-cash cost of sales related to prepaid gold interests and other	16,484	3,536
	121,065	86,549
Revenue	129,211	94,087
Asset margin	94%	92%

i Refer to Heliostar’s press release on November 6, 2025, “Heliostar Announces PEA for Ana Paula Underground with Strong Economics and Sustainable Cash Generation”.

ii Refer to Montage’s press release on June 15, 2026, “Montage Gold Grows Kone Higher Grade Satellite Resources to 1.7 Moz at 1.5 g/t Au Indicated and 0.8 Moz at 1.3 g/t Inferred”.